                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*
                                          (Final Amendment)

          CB Commercial Real Estate Services Group, Inc. (formerly CB
                         Commercial Holdings, Inc.)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  12479F 10 3
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                                 (CUSIP Number)

                                Karen A. Tallman
                     CB Commercial Real Estate Group, Inc.
                            533 South Fremont Avenue
                         Los Angeles, California  90071
                                 (213) 613-3149
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 2, 1996
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                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 12479F 10  3                 13D                     Page 2 of 4 Pages


1.  NAME OF REPORTING PERSON                            James J. Didion
    S.S. OR I.R.S. IDENTIFICATION NO.                     ###-##-####
    OF ABOVE PERSON
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS            SC; PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(e)  [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                United States
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  NUMBER OF             7.   SOLE VOTING POWER          403,067
   SHARES               -------------------------------------------------------
BENEFICIALLY
  OWNED BY              8.   SHARED VOTING POWER       -0-
   EACH                 ------------------------------------------------------
  REPORTING
   PERSON               9.   SOLE DISPOSITIVE POWER  271,797
   WITH                 ------------------------------------------------------

                        10.  SHARED DISPOSITIVE POWER  -0-
                        ------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               403,067
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                  [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3.02%
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14. TYPE OF REPORTING PERSON            IN
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

CUSIP No. 12479F 10  3                 13D                     Page 3 of 4 Pages

    This Amendment No. 1 to the Schedule 13D dated August 12, 1996 filed by James J. Didion is being filed to amend and supplement Items 1 and 5.
    Item 1 is restated in its entirety to read as follows:
Item 1.    Security and Issuer.
------     -------------------
    This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CB Commercial Real Estate Services Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 533 South Fremont Avenue, Los Angeles, California 90071.

    Item 5 is supplemented as follows:
Item 5.    Interest in Securities of the Issuer.
------     ------------------------------------
    On December 2, 1996 the Issuer consummated the recapitalization of its capital structure as a result of which all of the outstanding shares of its Class B-1 Common Stock, Class B-2 Common Stock and Class C-1 Common Stock converted into shares of a single class of Common Stock (the "Recapitalization") and the Issuer completed an underwritten public offering of 4,347,000 shares of Common Stock (the "Public Offering"). As a result of the Recapitalization and the Public Offering, James J. Didion owns approximately 3.02% of the outstanding shares of Common Stock. Accordingly, since James J. Didion does not own in excess of five percent of the Common Stock, James J. Didion no longer considers himself subject to the Schedule 13D filing requirements.

CUSIP No. 12479F 10  3                 13D                     Page 4 of 4 Pages

                                   SIGNATURE
                                   ---------


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
    Dated as of January 16, 1997.



                                         /s/ JAMES J. DIDION
                                        -----------------------
                                          James J. Didion